FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 6 June 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	11 May 2018	entitled	‘Notification of changes to Vice-Chair/SID and membership of Board Committees’
Exhibit	99.2	Stock Exchange announcement dated	15 May 2018	entitled	‘Transaction in own securities
Exhibit	99.3	Stock Exchange announcement dated	21 May 2018	entitled	‘Transaction in own securities
Exhibit	99.4	Stock Exchange announcement dated	28 May 2018	entitled	‘Transaction in own securities

Exhibit 99.1:

Notification of changes to Vice-Chair/SID and membership of Board Committees

Rotterdam/London - 11 May 2018: Unilever today announced that following the 2018 AGMs the Boards have appointed Youngme Moon as Unilever’s new Vice-Chair/Senior Independent Director (SID). Youngme Moon joined the Boards in 2016 and brings unique perspectives into strategy and brand innovation in the digital economy. In addition, the Boards have appointed Vittoria Colao as Chairman of the Compensation Committee. He is a renowned international business leader and has served on Unilever’s Compensation Committee since 2015.The Board Committees going forwards will be as follows:

Audit Committee: John Rishton (Chair), Nils Andersen, Judith Hartmann

Compensation Committee: Vittorio Colao (Chair), Marijn Dekkers, Andrea Jung, Mary Ma

Corporate Responsibility Committee: Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma

Nominating and Corporate Governance Committee: Marijn Dekkers (Chair), Laura Cha, Feike Sijbesma

ENQUIRIES

Media: Investors: Investor Relations Team

UK +44207 822 6127 louise.phillips@unilever.com +44 20 7822 6830 investor.relations@unilever.com

NL +31 10 217 4844 freek.bracke@unilever.com

-ends-

About Unilever

Unilever is one of the world’s leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 161,000 employees and generated sales of €53.7 billion in 2017. Over half (57%) of the company’s footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr, Domestos, Hellmann’s, Lipton, Wall’s, PG Tips, Ben & Jerry’s, Magnum and Lynx.

Unilever’s Sustainable Living Plan underpins the company’s strategy and commits to:

•• Helping more than a billion people take action to improve their health and well-being by 2020.

•• Halving the environmental impact of our products by 2030.

•• Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company’s sustainable living brands are growing 46% faster than the rest of the business and delivered 70% of the company’s growth in 2017.

Unilever was ranked number one in its sector in the 2017 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2017 GlobeScan/SustainAbility annual survey for the seventh year running, and achieved four A ratings across Climate Change, Water, Forests and Supplier Engagement in CDP's 2018 Global Supply Chain report. Unilever has pledged to become carbon positive in its operations by 2030, and to ensure 100% of its plastic packaging is fully reusable, recyclable or compostable by 2025. For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

SAFE HARBOUR

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

15 May 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 8 May 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases: 08 May - 11 May 2018

Number of ordinary shares purchased: 5,090,173

Highest price paid per share: EUR 47.8050

Lowest price paid per share: EUR 46.7100

Volume weighted average price paid per share: EUR 47.3194

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Tuesday 08 May 2018 Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	47.1311	1,015,390
BATS	47.1177	688,211
Chi-X	---	---
Turquoise	---	---

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

21 May 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 8 May 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases: 14 May - 18 May 2018

Number of ordinary shares purchased: 5,065,174

Highest price paid per share: EUR 47.9700

Lowest price paid per share: EUR 46.9050

Volume weighted average price paid per share: EUR 47.4559

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 14 May 2018 Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	47.8197	951,332
BATS	---	---
Chi-X	47.6366	168,741
Turquoise	---	---

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

28 May 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 21 May 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases: 21 May - 25 May 2018

Number of ordinary shares purchased: 3,119,639

Highest price paid per share: EUR 48.5000

Lowest price paid per share: EUR 47.9400

Volume weighted average price paid per share: EUR 48.1913

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 21 May 2018 Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	48.1434	378,554
BATS	---	---
Chi-X	---	---
Turquoise	---	---